COMPANY SUMMARY

ZING DRONE SOLUTIONS





About Us

———

Zing empowers businesses by providing them with customizable turnkey solutions that enable them to get started efficiently with their drone delivery operations. Our seamless integrations with key industry players and cutting-edge technology enable businesses to harness all the components necessary for regulatory compliance and scalable drone delivery operations.

Starting an operation from scratch is a daunting and complex assignment. Zing has the expertise to build customized delivery operations for your logistics and supply chain. Since launching in 2018, Zing has built significant industry relationships, worked with communities to enhance public perception, and gained essential experience from our internal drone delivery operations.



Company Timeline

2018

Company formed

Created **Zing Pilot Mobile App** for semi-autonomous flight

2019

Completed a **successful Kickstarter campaign**

Raised $25K angel investment from Paul Beers

All members of Zing team receive **Part 107 certification**

2020

Test Launch of **Contactless Delivery Platform** in **20 cities**

Completion of **Xact Landing software** for precision landing and drop-off

Zing joins BEYOND in Kansas to expand drone delivery ops

2021

Zing completes **first drone delivery** across **the Mississippi River** in New Orleans

Performed a **microphone delivery** to the top of the **Miami Paramount World Center**

Performed a **golf course delivery** for the **Detroit Aerotropolis**

2022

Secured over **$100K in investments via Wefunder**

Partnership with **Budweiser** and **Miami Hack Week**

Performed drone deliveries to **Sanibel Island after Hurricane Ian**

2023

Performed **delivery demos** in **Sarasota**, FL

Raised **first $375K / $1.5M** of seed round

Began working with **Jets Pizza** on **drone delivery** implementation strategy

Our Partners & Customers

Zing has partnered with leaders in the industry to provide targeted and innovative solutions

Airspace Awareness





Hardware & Infrastructure
Drone Manufactures





Hardware & Infrastructure
Smart Mailboxes



AirGo
https://www.airgodesign.com/

Airspace Link
https://airspacelink.com/

Hoodman
https://hoodmanusa.com/

NARMA
https://www.narma.co.kr/

SkyWay
https://goskyway.com/

Valqari
https://www.valqari.com/

Bonsai Energy Group
https://
www.bonsaienergygroup.com/

Drone Logistics Ecosystem
https://
www.dronelogisticsecosystem.com/

FAA
https://www.faa.gov/

Heven Drones
https://www.hevendrones.com/

KDOT
https://www.ksdot.gov/

SkyWatch
https://www.skywatch.ai/us/
main-page

Unmanned Safety Institute
https://www.flyusi.org/

UPS Fight Forward
https://www.ups.com/us/en/
global.page

Aerial Vehicle Safety Solutions (AVSS)
https://www.avss.co/

Anhueser Busch
https://www.anheuser-busch.com/

Boat Setter
https://www.boatsetter.com/

Cafe Beignet
https://www.cafebeignet.com/

City of Sanibel
https://www.mysanibel.com/

Cloud Kitchens
https://cloudkitchens.com/

CoMotion
https://www.comotionglobal.com/

DJI
https://www.dji.com/

DOMI Station
https://www.domistation.org/

Drone Rescue Systems
https://dronerescue.com/

Elsight
https://www.elsight.com/

Embarc Collective
https://www.embarccollective.com/

FlytBase
https://www.flytbase.com/

Miami Dade County
https://www.miamidade.gov/
global/home.page

NASA
https://www.nasa.gov/

Our Partners & Customers

Pinellas County
https://pinellas.gov/

REEF
https://reeftechnology.com/

Sea Fair Miami
https://www.seafairyachts.com/

Tallahassee Community College
https://www.tcc.fl.edu/

Tampa Bay Innovation Center
https://tbinnovates.com/

Token Society
https://www.tokensociety.io/

Yotpo
https://www.yotpo.com/

Air Matrix
https://www.airmatrix.io/

Bella Wings Aviation
https://www.bellawingsaviation.com/

Brex
https://www.brex.com/

Drone Delivery Canada
https://dronedeliverycanada.com/

Drone Racing League
https://thedroneracingleague.com/

Anhueser Busch
https://www.anheuser-busch.com/

Hextronix
https://www.hextronics.tech/

Market Scale
https://www.notion.so/zingdrones/Company-List-621e862fa27b4b63a6aa8e8bffb53d99

Para Zero
https://www.notion.so/zingdrones/Company-List-621e862fa27b4b63a6aa8e8bffb53d99

Rising Tide Innovation Center
https://www.notion.so/zingdrones/Company-List-621e862fa27b4b63a6aa8e8bffb53d99

Sitefina
https://www.notion.so/zingdrones/Company-List-621e862fa27b4b63a6aa8e8bffb53d99

Stanton IP
https://stantoniplaw.com/

Synapse Florida
https://synapsefl.com/

We Funder
https://wefunder.com/

Women and Drones
https://womenanddrones.com/

Our Events & Projects

Miami Art/ Tech Basal
Little Tokyo CA COMOTION LA
Ontario CA FUTURE FES
Eagle Creek Golf Course Delivery
InterDrone - August 2021
Detroit Aerotropolis Delivery
Lawrence Community Safety Day
New Orleans Delivery Details
Miami Paramount Worldcenter
Delivery Details
South Bend Delivery
WeFunder Launch Week
Miami Hack Week - Drone
Delivery AirDrop Operation

Budweiser HQ NFT Drop
Kansas BEYOND Meeting
Miami Tech Month
EMerge Americas
CoMotion Miami '22
BREX Yacht Club
AUVSI Xponential
Skyway Partnership
Florida Event Logistics
Yotpo Miami
Miami Art Basel 2022
Crypto Yacht Event
Miami Comotion 2023





News About Us



Press

Skyway and Zing Announce Strategic Partnership

Skyway and Zing Announce Strategic Partnership



Press

Zing Drone Delivery Joins BEYOND Program

Zing Drone Delivery Joins BEYOND Program

Press

Zing and Valqari announce strategic partnership

Zing and Valqari announce strategic partnership



Tracking Drone Delivery on the Blockchain: A...

Discover how blockchain technology is revolutionizing the way we track drone...



Press

Skyway and Zing Operate First Drone Delivery in Orlando,...

Skyway and Zing Operate FirstDrone Delivery in Orlando, Florida

Press

When Beignets Fly: Zing Drone Delivery Sees Famous Treat...

NEW ORLEANS, La. – The future of drone delivery is bright – but last weekend in...

News About Us



Budweiser/Zing Drones @Miami Hack Week

Meals brought by air set to help feed Sanibel Island residents

WGCU | By **Michael Braun**

Published October 21, 2022 at 11:13 AM EDT

f t in ✉


▶ LISTEN · 1:52



Skyway Drone Service / Special To WGCU

Meals brought by air set to help feed Sanibel Island residents


ZING

Watch our Operations: Zing HQ

Can You Deliver Things With a Drone? - Zing Drone Delivery

Budweiser/Zing Drones @Miami Hack Week

Zing Demo - Restaurant Drone Delivery

Dronedek x Airspace Link x Zing Drones delivery demonstration

When Beignets Fly: Zing Drone Delivery Sees Famous Treats Cross the Mississippi

Zing Demo Reel

Zing and TokenSociety - Supply Chain Tracking on The AVAX Blockchain

Our Insurance

CERTIFICATE OF INSURANCE

This certificate is given as a matter of information only and confers no rights upon the certificate addressee.

Date: April 28, 2023
This is to certify to:
To Whom It May Concern

That the following policy has been issued to:
Ian Annase, Zing
1757 SW Crane Creek Cir, Palm City, FL, 34990

Policy No. 41004903 issued by one or more member companies of Global Aerospace Pool through Global Insurance Inc. Policy Period: from April 28, 2023 to May 28, 2023 Policy Territory: Worldwide

AIRCRAFT AND COMMERCIAL GENERAL AVIATION LIABILITY

Coverages	Limits of Liability
Single Limit Bodily Injury and Property Damage	$1,000,000 Each Occurrence
Third Party War Liability	$1,000,000 Aggregate

AIRCRAFT PHYSICAL DAMAGE

Policy includes Physical Damage Coverage including war risk with insured values as set forth in the policy.

Solely as respects an occurrence arising out of the ownership, maintenance or use of an unmanned aircraft insured under this policy and solely to the extent required in an agreement with the Named Insured, the following provisions shall apply:

The WHO IS AN INSURED section of the policy is amended to include the certificate addressee as an insured, but only as respects the Named Insured's use of the aircraft and only with respect to the certificate addressee's liability because of acts or omissions of the Named Insured. However, no such person or organization is an Insured if he, she, or it, or any of his, her, or its agents or employees is engaged in the manufacture, maintenance, repair, or sale of aircraft, aircraft engines, components or accessories, or in the operation of any airport, hangar, flying school, flight service, or aircraft or piloting service, as respects any occurrence arising out of such activity.

The insurance, as to the interest of the certificate addressee, shall be primary without right of contribution by any other valid and collectible insurance available to the certificate addressee.

We waive any right of recovery we may have against the certificate addressee because of payments it makes for physical damage to aircraft described in this certificate, but only to the same extent that the Named Insured has waived its right for recovery for such physical damage against the certificate addressee.

Notwithstanding any requirement, term or condition of any contract or other document with respect to which this certificate may be issued or maypertain, the insurance afforded by the policies described herein is subject to all the terms, exclusions and conditions of such policies. This certificatedoes not amend, extend or otherwise alter the coverages afforded by the policies described herein. Limits may have been reduced by paid claims.

Global Insurance Inc.

By:



GLOBAL AEROSPACE

ACZ006 (September 1, 2009)   Page 1 of 1   Certificate No ACZ04100490300.

Our Pilot Network


Canada
Edmonton
Calgary
Winnipeg
Havana
Google My Maps
Bill Larned
Email Bill@airvisionary.com
Phone (904) 254-9210
Type of Drone Phantom 4 Pro V2
Location (City, State) Chatham, MA
Are You Part 107 Certifi... Yes
Date 1/1/19 3:39
Date GMT 1/1/19 3:39
ID 768
Part 107 Verified YES
41.68208, -69.95976

Over 4,000 Pilots certified

Our Pilot Network

Drone Pilot Insurance

- Affordable, customized policies
- Drone, owner's, and renter's insurance
- Easy claims and user interface

Our remarkable partner has provided exclusive access to our Zing insurance landing page for all your drone insurance needs.



Certificate of Insurance

PR-THR-348

John Doe

holds a certificate for

2M Liability Coverage

2 February 2023



Zing Operational Certificate

NL-RTF-503

John Doe

has completed a course of

Enterprise Drone Delivery Operations

22 January 2023

Pilot Training

- Full screening of pilot capabilities and experience
- Two weeks of in-person equipment and safety training are required for pilots
- Safety and operation manuals will be provided by Zing for your team

A pilot from our certified Zing network will be matched to your special use case and trained to work with the desired package tier. Support is provided by Zing's operation team.

Zing Testimonials

Jeanine Suah (XIR at Brex):

This team knows how to execute! I have been working with the Zing team for about 2 years now. They have been an integral part in helping me pilot some major activations in the startup and Enterprise space for events with over 200 guests.

My favorite activation to date was Brex Yacht Club during Miami Tech Week, where Zing successfully delivered swag to 175+ top founders and VCs ON A YACHT! Zing's operations were seamless when it came to preparation and day-of execution. Not only were Ian's skills flawless when it came to operating the drone itself, but also flawless in helping us capture the special moment.

This event set the tone for what Miami Tech Week has become and I could not have done it without this team. Zing is thinking about mobility and the future of work, life, and play in a unique light and I am excited to see what they do next!

John Rossant (Founder and CEO at CoMotion)

We just loved partnering with Ian and the team from Zing, both at CoMotion MIAMI and at CoMotion LA. Their command of drone technology and drone capabilities is amazing - and all the interactions with the Zing team were very positive. Zing rocks!

Ethan Cohen (VP - Ecosystem at YotPo)

Super awesome partnering with ian and his professional team! they promised (and delivered) an incredibly turnkey solution that accomplished our goals and got the wow factor that we brainstormed. our activation at the party is still talked about today and will def use them again!

Alice Griffith (Head of Business Development at Airspace Link)

If you are interested in turnkey drone delivery for your business, or an operations partner for your aircraft system, then the Zing team can deliver! I have worked with Zing through several operational projects in Michigan, California and Florida and have seen first-hand, Zing's ability to execute drone delivery with high professionalism and great marketing. Zing offers a variety of aircraft solutions to fit different needs, and they will work with you to understand and develop a concept of operations specific to your needs.

Zing is unique in their ability to execute quickly, and they also offer an integrated, custom winch system, and software integration with their drone delivery app to streamline delivery orders. If you need more, just ask. The team is equipped with good problem-solving skills, and I would recommend their services.

Zing Testimonials



> I believe this technology will be big in the near future and it's always great to get in on the ground floor.



MICHAEL MOORE



> UAS businesses are still in the beginning stages of the role they will play in the future. Zing is a pioneer in the UAS delivery industry and has great potential.



WILLIAM DRBOHLAV



> I see you guys making some big moves in the next few years and I'm excited to be a small part of that movement!



KEITH HANSON



> The Zing team has been on fire since I met them at a conference here in Miami, FL. From that initial point of contact until now, I have watched them grow & I am excited to see what they accomplish in the near future. Apart from their ability to execute, it is their energy, vision, & grit that sold me.



JEANINE SUAH

Zing Testimonials



Chris Bley   Santa Cruz based serial entrepreneur and founder of a drone innovation hub, Airspace Integration.

LEAD INVESTOR ❓   Invested **$15,000** this round

> I've been involved in drone/aviation worlds since 2012, and I've known Zing's founder Ian Annase for the past four years. Background on Zing: -Steadfast on drone delivery mission. -Excellent network in the industry. -Talented team. -Passionate about making drone deliveries safe and ubiquitous in numerous applications. Please consider joining me in supporting Zing's drone deliver mission and building an exciting renaissance in aviation +. delivery. Chris



Brendan Scollard

> Great concept. I am a drone enthusiast and the awesome folks at the booth (Budweiser brewery) were awesome. Looking forward to watching you all grow!



Rahul Batra

> This company is poised to disrupt the delivery ecosystem and is being led by an amazing group of individuals, all leaders and visionaries in their own right.



Jeanine Suah

Expert in Residence at Brex. Founding Partner at Rezilyent Capital. I look to invest in dangerously resilient founders building in Future of Work and Community.

> This team is amazing! From the moment I met them, I knew there was something special about them. Not only were they subject matter experts, but they knew exactly how they were going to grow. Their vivacity and desire for innovation inspires me! Thanks for letting me invest in you guys.



Enric Espí Mollá

> Drone delivery is the future. Both the idea and the partnerships are very good. Zing has the opportunity to become one of the leading companies in the future.



Chris Bley

Chris Bley is a Santa Cruz based serial entrepreneur and founder of a drone innovation hub, Airspace Integration.

> Exciting future for drone delivery!

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ZING
DRONE SOLUTIONS



THANK YOU!

Ian Annase (619) 813-6563

CEO & Founder Of Zing Drone Solutions
https://www.zingdrones.com/

14 NE 1st Ave Unit 1101 Miami FL 33132